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04030738

File No. 82-5227

June 2, 2004

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Adjustment to the Forecast of Consolidated Operating Results for the Year Ended March 31, 2004 (dated May 13, 2004)
- Notice on Change of Officers (dated May 18, 2004)
- Notice of Business Combination Through Establishment of a Joint Holding Company (dated May 18, 2004)
- Necessary Actions for Sammy Corporation Convertible Bonds Due 2009 in connection with the Business Combination with SEGA Corporation (dated May 19, 2004)

dlw 6/17

Yours truly,

Fusako Otsuka

FO/ah
Encl.

cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

Dear Sirs,

File No. 82-5227
May 13, 2004

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer and General Manager, President Office
(TEL: 03-5950-3790)

Notice of Adjustment to the Forecast of Consolidated Operating Results for the Year Ended March 31, 2004

Notice is hereby given that the forecast of consolidated operating results of Sammy Corporation (the "Company") for the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004), as given at the time of publication of its interim financial statements on November 5, 2003, is adjusted as described below:

1. Adjustment to the forecast of operating results:

Adjustment to the forecast of consolidated operating results for the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	215,000	61,000	30,000
Adjusted forecast (B)	251,000	68,000	32,000
Amount of increase or decrease (B-A)	36,000	7,000	2,000
Rate of increase or decrease	16.7%	11.5%	6.7%
(For reference)			
Previous results (for the year ended March 31, 2003)	165,774	51,020	23,066
Rate of increase or decrease from the previous results	51.4%	33.3%	38.7%

2. Reasons for the adjustment:

The Company's non-consolidated operating results have been much greater than the previous forecast. With regard to its pachinko machine business, the number of machines sold, which was previously projected at 230,000 units for the business year, is expected to exceed 240,000 units. With regard to its pachislot machine business, a Sammy-brand model "Hokuto-no-Ken" has become a blockbuster and the Company has continued to receive massive orders on a day-to-day basis. The total number of machines sold, which was previously projected at 490,000 units for the business year, is expected to reach 590,000 units.

Additionally, the operating results of Nissho Inter Life Co., Ltd. (Head office: Kita-ku, Tokyo, President and Representative Director: Katsuhide Yuasa, Code No.: 1986, Shareholding ratio of the Company: 50.49%), which has become a consolidated subsidiary of the Company as of November 21, 2003, has contributed to a sales increase on a consolidated basis.

As a result, in comparison with the previous forecast of consolidated operating results for the year ended March 31, 2004, net sales are expected to increase by ¥36,000 million to account for ¥251,000 million. Similarly, ordinary income, including the effect of making SEGA CORPORATION an equity-method affiliate of the Company, is expected to increase by ¥7,000 million to account for ¥68,000 million. Net income is expected to increase by ¥2,000 million to account for ¥32,000 million to make a new record.

- END -

(Translation)

File No. 82-5227
May 18, 2004

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer and General Manager, President Office (TEL: 03-5950-3790)

Notice on Change of Officers

Notice is hereby given that the Board of Directors of Sammy Corporation (the "Company"), at its meeting held on May 18, 2004, determined that there would be a change of officers subject to the resolutions to be adopted at the 29th Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2004 and a meeting of the Board of Directors to be held thereafter, as described below:

Description

Personnel change:

As of June 25, 2004

New Title	Name	Former Title
Chairman and Representative Director (CEO)	Hajime Satomi	President and Representative Director (CEO)
Vice Chairman and Representative Director	Toru Katamoto	Senior Managing Director, Managing SP Sales Division and SP Business Control Office
President and Representative Director (COO)	Kenkichi Yoshida	Managing Director, Managing Production Division; Senior Division Manager, R&D Control Office
(Newly elected)		
Director; Division Manager, Administration Division	Hideo Yoshizawa	Executive Officer; Division Manager, Administration Division

(Newly elected) Director, Managing SP Business Control Office; Division Manager, SP Sales Division	Katsuya Kondo	Executive Officer; Division Manager, SP Sales Division
(Newly elected) Standing Corporate Auditor	Toshio Hirakawa	
(Newly elected) Part-time Corporate Auditor	Akio Kioi	
(Retired)	Takashi Hirayama	Director
(Retired)	Mamoru Makaya	Standing Corporate Auditor
(Retired)	Ryoichi Arai	Standing Corporate Auditor

* Messrs. Toshio Hirakawa and Akio Kioi are candidates for outside auditors as stipulated in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audits, etc. of Stock Corporations" of Japan.

* President and Representative Director (COO) Kenkichi Yoshida will concurrently manage the Production Division and serve as Senior Division Manager of the R&D Control Office.

- END -

This press releas[...] relates to a business combination (as further defined below, the "Transaction") to be effected wi[...] Japanese law whereby Sammy Corporation and Sega Corporation (together, the "Compa[...] will become wholly-owned subsidiaries of a newly formed Japanese corporation (as furth[...]low, the "Holding Company"). The Transaction and information to be [...]nection with the Transaction are subject to Japanese disclosure requirements that [...]n those of the United States. Financial statements and financial information [...]and therein have been and will be prepared in accordance with Japanese accounting [...]ay not be comparable to the financial statements or financial information of United [...]s.

[...]ult for you to enforce your rights and any claim you may have arising under the U.S. [...]es laws in respect of the Transaction, since the Companies and the Holding Company [...] in Japan, and some or all of their respective officers and directors may be residents of [...]nay not be able to sue the Companies, the Holding Company or their respective officers [...] in a Japanese court for violations of the U.S. securities laws. It may be difficult to [...] the Companies, the Holding Company or any of their respective affiliates to subject [...]emselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

May 18, 2004

To whom it may concern:

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi
President and
Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
(TEL:03-5950-3790)

Name of Company: SEGA Corporation
Name of Representative: Hisao Oguchi
President and
Representative Director
(Code No. 7964, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Akira Sugano
(TEL:03-5736-7111)

Notice of Business Combination Through Establishment of a Joint Holding Company

Notice is hereby given that Sammy Corporation (President: Hajime Satomi, Headquarters: Tokyo, hereinafter "Sammy") and SEGA Corporation (President: Hisao Oguchi, Headquarters: Tokyo, hereinafter "SEGA") have resolved at the meetings of their respective Board of Directors on May 18, 2004 to establish SEGA SAMMY HOLDINGS INC. (the "Holding Company") as a joint holding company through a share-for-share exchange (the "Transaction") and conduct a business combination (the "Business Combination") as wholly-owned subsidiaries of the Holding Company, subject to approvals of the shareholders and relevant regulatory authorities, and, in connection therewith, have entered into a Share-for-Share Exchange *(Kyodo Kabushiki-Iten)* Agreement (the "Agreement").

1. Purpose of the Business Combination

Sammy and SEGA have reached an agreement on the Business Combination for the purpose of maximizing corporate value by combining the management resources and maximizing synergistic benefits in order to further strengthen their position as a globally integrated entertainment company.

Sammy and SEGA have minimal overlap and competition with each other's businesses and are expected to achieve complementary results. The Business Combination aims to

harmonize both companies' technical development capabilities with Sammy's high growth potential and profitability, and SEGA's globally renown brand name, while concurrently pursuing synergistic benefits and business efficiencies in order to accelerate both companies' international business development, thereby enabling both companies to fortify their combined presence as an integrated entertainment company.

2. Outline of the Business Combination

(1) Scheme of the Business Combination

Sammy and SEGA will conduct the Business Combination according to the plan outlined below, subject to approvals at their respective shareholders' meetings, which are expected to be held in June 2004, and applicable regulatory approvals.

① On October 1st 2004, Sammy and SEGA plan to jointly establish the Holding Company and respectively become wholly-owned subsidiaries of the Holding Company through the share-for-share exchange.
② By March 2007, full integration is expected to be completed under the Holding Company and new entities will be formed on the basis of business segments.

<First Step> After the Transaction


Holding Company
Sammy
SEGA

<Second Step> To be completed by March 2007 (Tentative)


Holding Company
Pachislot & Pachinko-Related Business
Amusement & Consumer-Related Business
Media Contents & Network-Related Business
Other Business

(2) Schedule of the Business Combination

May 18, 2004	The board meetings of Sammy and SEGA for approvals of the Transaction
June 25, 2004 (Tentative)	Shareholders' meeting of Sammy
June 29, 2004 (Tentative)	Shareholders' meeting of SEGA
Sept. 27, 2004 (Tentative)	Effective date of delisting of Sammy and SEGA shares

Oct. 1, 2004 (Tentative)	Effective date of the Transaction, the commercial registration of the Holding Company and listing of the Holding Company shares

Sammy and SEGA may change the above schedule upon discussion should any significant issues arise as the Business Combination planning process proceeds.

(3) Exchange Ratio

Company	Sammy	SEGA
Exchange Ratio	1.00	0.28

One Holding Company share will be allotted in exchange for each Sammy share, and 0.28 Holding Company shares will be allotted in exchange for each SEGA share. The Holding Company will adopt the unit system and one unit will comprise 100 shares.

Based on the results of valuation analysis conducted by financial advisors appointed by the respective companies, Sammy and SEGA had extensive negotiations and came to an agreement on the above Exchange Ratio. Each company received a fairness opinion on the Exchange Ratio from a financial point of view from their respective financial advisors: Morgan Stanley Japan Limited for Sammy and Daiwa Securities SMBC Co. Ltd. for SEGA.

It should be noted that should any material changes related to various assumptions underlying the calculations of the Exchange Ratio occur, the Exchange Ratio may be subject to change following further discussions between Sammy and SEGA.

(4) Cash Consideration upon the Transaction

The Holding Company will not pay any cash consideration upon the occurrence of the Transaction.

(5) Listing of the Holding Company

The Holding Company plans to file an application for the listing of its shares on the Tokyo Stock Exchange. The listing date is scheduled to be October 1, 2004, which is the same date as the effective date of the Transaction, subject to applicable regulations of the Tokyo Stock Exchange. In relation to the Transaction, Sammy and SEGA shares will be delisted from all stock exchanges effective September 27, 2004.

(6) Actions to be taken in respect of Convertible Bonds, Stock Options and certain Stock Acquisition Rights

The following actions will be taken in respect of convertible bonds and stock options issued by Sammy and SEGA, and stock acquisition rights issued by Sammy in connection with the scheduled delisting of shares of Sammy and SEGA as a result of the Transaction as mentioned in 2.(5) above:

- Sammy
  - Sammy Corporation Convertible Bonds due 2009: necessary actions will be taken before the Transaction (by September 30, 2004) for early redemption or other alternatives
  - Stock Options: necessary actions are expected to be taken for all outstanding stock options before the Transaction (by September 30, 2004) to be cancelled
  - 2nd Stock Acquisition Rights (paid-in): The Stock Acquisition Rights issued on April 16, 2003 will be cancelled by payment to the holders of such Stock Acquisition Rights at the initial issue price per Stock Acquisition Right (81 yen) before the Transaction (by September 30, 2004)
- SEGA
  - SEGA Corporation Zero Coupon Convertible Bonds due 2004: expected to be redeemed at maturity as of June 18, 2004
  - SEGA Enterprises, Ltd. 5th Unsecured Convertible Bonds (with the terms of downward adjustments of the Conversion Price and ranking *pari passu* with other convertible bonds): necessary actions are expected to be taken before the Transaction (by September 30, 2004) for early redemption or other alternatives
  - Stock Options: necessary action should be taken for all outstanding stock options before the Transaction (by September 30, 2004) to be cancelled for free

(7) Actions to be taken in respect of Treasury Stock

The following actions with regard to the respective treasury stock and SEGA shares held by Sammy will be taken:

- Sammy Treasury Stock (7.5% of Sammy Total Shares Outstanding ("TSO") [(1)])
  – To be cancelled before the Transaction (September 30, 2004)
- SEGA Treasury Stock (11.4% of SEGA TSO [(1)])
  – To be cancelled at an appropriate time after the closing of the Transaction
- Sammy's Stake in SEGA (22.4% of SEGA TSO [(1)])
  – To be cancelled at an appropriate time after the closing of the Transaction

(1) As of March 31, 2004

(8) Stock Transfer Agent

The stock transfer agent for the Holding Company will be UFJ Trust Bank Limited.

3. Synergistic Benefits

(1) Complementary Business Portfolios and Earnings Enhancement through Efficient Management

Through the Business Combination, Sammy and SEGA will be able to achieve business synergies with little overlap in their businesses and customer bases, as pachislot and pachinko-related businesses for Sammy and amusement machine sales and amusement arcade operation businesses for SEGA, respectively, are becoming major revenue sources. In the mid-term, we expect to reduce costs and enhance earnings through efficient management by effectively utilizing group management resources including employees, products, capital and intelligence by restructuring and reorganizing domestic and overseas subsidiaries engaged in overlapping businesses with relatively small revenues, such as Sammy's amusement-related business, .

(2) Pursuit of Synergistic Benefits

By effectively allocating management resources of both companies, we will pursue synergistic benefits in all business segments. Maximizing synergistic benefits will not only enhance earnings, but also effectively improve cost performance. Specific plans expected to create synergies in the mid-term are as follows:

① Maintain the top-maker position in the pachislot business and strive to become the top-maker in the pachinko business by applying SEGA's technology cultivated in the amusement industry to Sammy's pachislot and pachinko-related business to improve the quality of imaging technology and sound development, thereby enhancing the entertainment aspects of pachislot and pachinko machines;

② Enhance earnings in the arcade operation facilities business by integrating R&D capabilities and creativity of both companies in order to strategically develop multi-complex amusement facilities such as large commercial facilities and theme parks;

③ Enhance earnings in the consumer business by streamlining management through restructuring and integrating the consumer business while improving contents capabilities and enhancing title selections, and effectively utilizing contents from the pachislot and pachinko-related business. We also plan to actively penetrate into overseas undeveloped markets;

④ Establish Sammy's arcade video game machine "Atomiswave" as the leading low cost and high quality arcade video game machine by enhancing contents through the utilization of SEGA's R&D capabilities and globally expanding the market. Also, we plan to expand the market by promoting on-line games through networking arcade machines; and

⑤ Enhance earnings based on complementary benefits through multi-development of contents in each business segment.

(3) Pursuit of Streamlined Management under a Holding Company Structure

The Holding Company is expected to provide overall planning, operation and administrative functions in order to achieve maximum efficiency throughout the group. It is also expected to contribute to streamlined group management by promptly and

flexibly executing cash flow allocation and capital expenditure plans within the group.

(4) Stable Management Infrastructure Establishment

The Business Combination will lead to efficient management by maximizing the synergistic effects in each business area to improve management practices, which currently depend on particular businesses, and quickly establish a stable and continuous management infrastructure.

4. Outline of the Business Combination Parties (Consolidated) (as of March 31, 2004)

(1) Company Name	Sammy Corporation	SEGA Corporation
(2) Description of Business	Development, manufacturing and sale of pachislot and pachinko machines and peripherals, amusement arcade equipment and home video game software	Development, manufacturing and sale of amusement equipment, operation of amusement arcades, and development, manufacturing and sales of consumer products
(3) Date of Incorporation	November 1, 1975	June 3, 1960
(4) Location of Headquarters	23-2, Higashi Ikebukuro 2-chome, Toshima-ku, Tokyo	2-12, Haneda 1-chome, Ohta-ku, Tokyo
(5) Representative	Hajime Satomi, President and Representative Director	Hisao Oguchi, President and Representative Director
(6) Paid-in Capital	15,374 million yen	127,582 million yen
(7) Total Number of Shares in Issue	87,500,718 shares	174,945,690 shares
(8) Shareholders' Equity	112,987 million yen	97,934 million yen
(9) Total Assets	299,272 million yen	188,884 million yen
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	1,927	3,507
(12) Major Suppliers and Customers	[Purchase] Kaga Electronics, Mizuhokiden and Takaden [Sale] Aristocrat Technology, Sanyo Hanbai and Sony Computer Entertainment	[Purchase]Hitachi Software Engineering [Sales] Namco, Taito and Happinet
(13) Principal Shareholders and their Shareholding Ratio	Hajime Satomi 27.6% S.S. Planning Co., Ltd 10.8% FSC Y.K. 8.0% Treasury Stock 7.5% The Master Trust Bank of Japan, Ltd. 4.8%	Sammy Corporation 22.4% Treasury Stock 11.4% Japan Securities Finance Co.,Ltd 2.8% S.S. Planning Co., Ltd 2.7% Japan Trustee Service Bank T 2.1%
(14) Main Banks	UFJ Bank Limited, Sumitomo Mitsui Banking Corporation, Mizuho Bank Ltd. and Bank of Tokyo-Mitsubishi, Ltd	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank Ltd., The Sumitomo Trust & Banking Co., Ltd., UFJ Banking Limited and Resona Bank Ltd.

(15) Relationship between Parties	Capital	Holding 39,248,600 shares (22.4% of SEGA TSO) as investment securities
	Personal	Sammy's CEO holds the post of Chairman of SEGA
	Trading	Sammy and SEGA have transactions in the normal course of business

(16) Result of Operations for the Latest 3 Fiscal Years (Consolidated)

	Sammy Corporation			SEGA Corporation		
Fiscal Year Ended in March	FY2001	FY2002	FY2003	FY2001	FY2002	FY2003
Net Sales (million yen)	164,293	165,774	251,226	206,334	197,223	191,257
Operating Income (million yen)	54,022	51,709	71,676	14,200	9,296	14,480
Ordinary Profit (million yen)	53,768	51,020	68,330	12,471	7,783	12,617
Net Income (million yen)	23,906	23,066	32,196	△17,829	3,054	8,760
Net Income per Share(yen)	452.44	436.79	424.68	△119.15	19.73	55.96
Dividend per Share (yen)	50.00	70.00	90.00	—	—	—
Shareholders' Equity per Share (yen)	1,074.13	1,298.90	1,390.74	548.40	560.40	631.88

5. Outline of the Holding Company

(1) Name: SEGA SAMMY HOLDINGS INC.

(2) Function:

- Provide an overall group management function through planning, operation and administration of the entire group, managing and controlling business operations of each company with each subsidiary's authority and responsibility clearly defined, thereby optimizing the efficiency of the overall group
- Devise and execute a group strategy to spur profit growth and achieve the effects of integration in a timely manner by utilizing management resources

(3) Headquarters: Minato-ku, Tokyo

(4) Directors and Statutory Auditors (Current Positions)

Chairman, President and Representative Director:	Hajime Satomi (SEGA Chairman and Representative Director, Sammy President and Representative Director)

Vice Chairman and Director:	Hisao Oguchi (SEGA President and Representative Director)
Senior Managing Director:	Keishi Nakayama (Sammy Senior Managing Director)
Managing Director:	Kiyofumi Sakino (Sammy Managing Director)
Director:	Kenkichi Yoshida (Sammy Managing Director)
Director:	Hideki Okamura (SEGA Senior Executive Officer)
Director:	Yasuo Tazoe (SEGA Executive Officer)
Standing Statutory Auditor:	Kazutada Ieda
Statutory Auditor:	Akio Kioi
Statutory Auditor:	Ryoichi Arai
Statutory Auditor:	Toshio Hirakawa

(Note) The Statutory Auditors candidates listed above are the outside Statutory Auditors as defined in paragraph 1 of Article 18 of the Audit Special Exceptions Law of Japan (Law No. 22 of 1974).

(5) Number of Staff: approximately 50 persons

(6) Capital Stock: 10 billion yen

(7) Fiscal Year-end: March 31

(8) Auditing Firm: Azsa & Co.

(9) Business Prospects after the Transaction
Business prospects after the Transaction will be announced as they become available after further discussion

CONTACT:		
Sammy Corporation		
Investor Relations Dept. :	TEL 03-5950-3790	FAX 03-5950-3791
SEGA Corporation		
Investor Relations Dept. :	TEL 03-5736-7111	FAX 03-5736-7066

This press release relates to a business combination (the "Transaction") to be effected under Japanese law whereby Sammy Corporation and Sega Corporation (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (as further defined below, the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial information, if any, included herein has been prepared in accordance with Japanese accounting standards that may not be comparable to the financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

May 19, 2004

To whom it may concern,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi
President and
Representative Director
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Name of Contact Person: Koichi Fukazawa
(TEL:03-5950-3790)

Necessary Actions for Sammy Corporation Convertible Bonds Due 2009 in connection with the Business Combination with SEGA Corporation

Sammy Corporation (President: Hajime Satomi, Headquarters: Tokyo) (hereinafter "Sammy") and SEGA Corporation (President: Hisao Oguchi, Headquarters: Tokyo) (hereinafter "SEGA") have resolved at the meetings of their respective Board of Directors on May 18, 2004 to establish SEGA SAMMY HOLDINGS INC. as a joint holding company through a share-for-share exchange and conduct a business combination (the "Business Combination") as wholly-owned subsidiaries of the Holding Company, subject to the approval of the shareholders and regulatory authorities, and, in connection therewith, have entered into a Share-for-Share Exchange *(Kyodo Kabushiki-Iten)* Agreement, and publicly announced the Business Combination on the same date.

Notice is hereby given to clarify necessary actions to be undertaken by Sammy in respect of the Sammy Corporation Convertible Bonds Due 2009 (hereinafter, "Sammy CB") in

connection with the Business Combination described under paragraph 2.(6) ("Actions to be taken in respect of Convertible Bonds, Stock Options and certain Stock Acquisition Rights") in the joint press release entitled "Notice of Business Combination Through Establishment of a Joint Holding Company" issued jointly by Sammy and SEGA on May 18, 2004 (the "Necessary Actions").

Certain reports in the media indicating an accelerated redemption of the Sammy CB by September 30, 2004 are incorrect. Sammy is currently reviewing alternatives under the terms and conditions of the Sammy CB as set out in the Sammy CB prospectus, including a bond-for-bond exchange offer, to determine the Necessary Actions and will announce the Necessary Actions as soon as practically possible once this review process has been completed.

The following is a summarized excerpt from the terms and conditions of the Sammy CB relating to *Share for Share Exchange (kabushiki-kokan or kabushiki-iten)*.

In the case of the Company becoming a wholly-owned subsidiary of another corporation by way of *kabushiki-kokan* or *kabushiki-iten,*

(a) as long as legally possible and practicable, the Company shall use its best endeavors to cause that the parent corporation to execute a supplemental trust deed in a form satisfactory to the Trustee, to ensure that the holder of each Bond then outstanding shall have the right to exercise such Stock Acquisition Right and upon exercise to receive the class and amount of shares of the parent corporation, and other securities and property receivable upon such *kabushiki-kokan* or *kabushiki-iten* by the holder of the number of Shares in respect of which the Stock Acquisition Rights could have been exercised immediately prior to such *kabushiki-kokan* or *kabushiki-iten*; or

(b) if (a) is not then legally possible or practicable, the Company shall use its best endeavors to cause that the parent corporation to make an offer to Bondholders to exchange each Bond for a bond issued by such parent corporation which (to the extent legally possible under then applicable law) contains equivalent terms to the Bonds and with the Stock Acquisition Rights to convert such bond into the class and amount of shares, and other securities and property receivable upon such *kabushiki-kokan* or *kabushiki-iten* by a holder of the same number of Shares into which such Bond could have been converted immediately prior to such *kabushiki-kokan* or *kabushiki-iten*. If, despite the Company using its best endeavors, an offer is not made to Bondholders in the manner so contemplated in the above (b) or although such offer is made but not accepted by all Bondholders by the last date for acceptance of the same, the Company may, having given not less than 30 nor more than 60 days' prior notice to the Bondholders, redeem all, not some only, of the Bonds then outstanding in respect of which such offer was not made or has not been accepted at the following redemption prices, provided that the redemption date falls prior to the effective date of such *kabushiki-kokan* or *kabushiki-iten*, as the case may be:

Period during which the redemption date falls	Redemption price
From 3 March 2004 to 2 March 2005	104%
From 3 March 2005 to 2 March 2006	103%
From 3 March 2006 to 2 March 2007	102%
From 3 March 2007 to 2 March 2008	101%
From 3 March 2008 to 2 March 2009	100%